UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Labonte, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Richard I. Anslow, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey    07726
(732) 409-1212

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 24, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Jeff Fredrick

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	33,333 (as of Date of Event and filing date)

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	33,333 (as of Date of Event and filing date)

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	33,333 (as of Date of Event and filing date)

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	33.3%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Labonte,Inc.
Common Stock
4701 Innovation Drive
Lincoln, NE   68521

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Jeff Fredrick

(b)	Residence or business address:	14700 Country Lane Lincoln, Nebraska 68517

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	The Reporting Person is employed as a real estate investor

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used $8,667 of personal funds for the purchase of the securities.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities of the issuer in order to effect a change of control.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Date of Event and the filing date, the Reporting Person owned 33,333 or 33.3% of the securities of the issuer. The Reporting Person had sole power to vote and dispose or to direct the disposition of these securities.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Purchase Agreement Dated November 24, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2004

Date

/s/  Jeff Fredrick

Signature

JEFF FREDRICK

Name and Title